November 7, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, D. C. 20549

Re:

SECURE NetCheckIn Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 2, 2012

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated October 5, 2012, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) related to the company’s financial statements and related disclosures.

1.

Please be advised that you are not in compliance with your reporting requirements under Section 15(d) of the Securities Exchange Act of 1934.  This Form 10-K is materially deficient and is not considered to be timely filed due to the lack of audited financial statements. Additionally, your Forms 10-Q for all quarterly periods during 2012 are delinquent. Please provide us with an explanation of your delinquency and an estimate of when you believe you will be current in your reporting obligations.

The Company filed its 10-K on April 2, 2012, without audited financial statements. On September 15, 2012, the Company engagement Tarvaran, Askelson & Company LLP (“Tarvaran”), to prepare audited financial statements for 2011 and through the third quarter of 2012 so that it could get all of its SEC filings up-to-date and to ensure more financial compliance in the organization.  The Company anticipates that the audited financials will be finished on or around November 6, 2012. Accordingly, the Company anticipates filing its amended 10-K and the appropriate 10-Qs and any amendments to previously filed 10-Qs on or before November 12, 2012.

2.

Please amend your filing to present financial statements for the two most recent fiscal years. In doing so, please present a statement of operations and statement of cash flows for the period from inception to December 31, 2010. Refer to Rule 8-02 of Regulation S-X.

The Company will amend its filings to present financial statements for the two most recent fiscal

SECURE NetCheckIn Inc.

November 5, 2012

years and will present statements of operations and statements of cash flows for the periods from inception to December 31, 2010.

3.

Please amend your filing to included audited financial statements for all periods presented. Refer to Rule 8-02 of Regulations S-X. In doing so, please include an audit report from your independent public accounts in compliance with Rule 2-02 of Regulations S-X.

The Company has engaged Tarvaran to prepare audited financials for all periods presented in compliance with Rule 8-02 of Regulation S-X.

Item 9A.  Controls and Procedures.

4.

We note you concluded that you did not maintain effective internal control over financial reporting as of December 31, 2011, based on Internal Control Over Financial Reporting Guidance for Smaller Public Companies issued by COSO.  Please revise your disclosure to also include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K.

The Company shall amend its financial reporting, as of December 31, 2011, to include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting.

5.

Please disclose whether any change occurred in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(b) of Regulation S-K.

The Company has made changes in its internal controls over financial reporting during 2012.  The Company has (i) improved accuracy in its financial reporting; and (ii) is compliant with laws and regulations (and will be compliant with disclosures as part of the amended filings described in this letter). The Company has engaged a new independent auditor who has assisted the Company in improving its financial reporting. The Company has evaluated its internal controls based on the guidelines in the Internal Control Over Financial Reporting Guidance for Smaller Public Companies. The Company has made changes to its process based on those guidelines considering the size and resources available to the Company. The Company has established an effective board of directors and has made a risk assessment regarding key objectives and risks related to the reliability of financial reporting.

Exhibit 31.1

6.

We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item

SECURE NetCheckIn Inc.

November 5, 2012

601(b)(31) of Regulation S-K. In this regard, please do not include “for the period from January 1, 2011 through December 31, 2011” in paragraph 1 and revise the wording in paragraph 4(d) to precisely match the text of Item 601(b)(31 of Regulation S-K. When you amend this Form 10-K and when you file your form 10-Q, please ensure that you use the correct wording in these certifications.

The Company will use the language set forth in Item 601(b)(31) of Regulation S-K for the certifications pursuant to Section 302 of the Sarbanes Oxley Action of 2002.

Form 10-Q for the Period Ended June 30, 2011

7.

We note that your Form S-1 at the time of effectiveness contained audited financial statements for the period from inception through December 31, 2010 and unaudited financial statements for the subsequent interim period through April 30, 2011. As indicated in Exchange Act Rules 13a-13 and 15d-13, your Form 10-Q for the fiscal quarter ended June 30, 2011 was due 45 days after the effective date of your Form S-1. However, you never filed this Form 10-Q. Please prepare and file this Form 10-Q as soon as practicable, including having your auditors review the interim financial statements as required by Rule 8-03 of Regulation S-X. In your response, tell us when you expect to file this Form 10-Q.

The Company anticipates filing this Form 10-Q on or before November 12, 2012, after completion of the audited financials. The Company will have its auditors review the interim financial statements as required by Rule 8-03 of Regulation S-X.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

SECURE NetCheckIn Inc.

November 5, 2012